

December 4, 2023

Surendra Ajjarapu
Chief Executive Officer
Semper Paratus Acquisition Corporation
767 Third Avenue, 38th Floor
New York, New York 10017

   Re: Semper Paratus Acquisition Corporation
      Amendment No. 2 to Registration Statement on Form S-4
      Filed November 22, 2023
      File No. 333-274519

Dear Surendra Ajjarapu:

   We have reviewed your amended registration statement and have the following comment.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

What equity stake will current Semper Paratus shareholders and current equityholders of Tevogen hold in New Tevogen..., page 15

1.   As requested by prior comment 3, revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. For example, if the underwriting fee of $0.20 per unit sold in the Semper Paratus IPO of 34,500,000 units that was payable upon the closing of the Semper Paratus IPO amounted to $6,900,000, and if the deferred underwriting fee of 500,000 shares of common stock is valued at $5,000,000, with approximately $26.0 million of funds in the Trust Account, assuming no redemptions, the effective underwriting fee would be approximately 46%.

   Please contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Tim Buchmiller at 202-551-3635 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Andrew M. Tucker, Esq.